SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549


                              FORM 12b-25

                     Commission File Number 0-25828


                      NOTIFICATION OF LATE FILING



[ ] Form 10-K    [ ] Form 11-K   [ ] Form 20-F   [X] Form 10-Q   [ ] Form N-SAR

For Period Ended:   March 31, 2000

[ ]  Transition Report on Form 10-K       [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on 20-F            [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above,
identify the Item(s) to which the notification relates:       N/A


                               Part I.
                       REGISTRANT INFORMATION

Full Name of Registrant:                    Electropharmacology, Inc.

Address of Principal Executive Office:      12085 Research Drive

City, State and Zip Code:                   Alachua, Florida 32615



                              Part II.
                        RULE 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box).

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              Part III.
                              NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

      Management is currently devoting substantially all its resources to obtaining additional financing for the Registrant and pursuing other transactional opportunities. In addition, Registrant has recently undergone a change in accounting personnel. Due to the foregoing reasons, Registrant requires additional time to finalize its interim financial statements.

                              Part IV.
                         OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

          Arup Sen            (904)                    462-2249
           (Name)          (Area Code)            (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                         [X] Yes         [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                         [X] Yes         [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

[NOTE: IF ITEM 3 ABOVE IS ANSWERED YES, AN EXPLANATION SHOULD BE PROVIDED. IF THE ANSWER IS NO, NOTHING FURTHER IS REQUIRED.]

     Revenues from the sale of custom products for genomics research are expected to be approximately $57,900 for the three months ended March 31, 2000, as compared to $124,163 in revenues for the same three-month period in 1999, due primarily to the Company's reduction of marketing and production personnel in order to reduce operating losses.


                      Electropharmacology, Inc.
             (Name of registrant as specified in charter)



Date: May 15, 2000                    By: /s/ Arup Sen
                                          Arup Sen
                                          Chairman, Chief Executive Officer and
                                          Chief Financial Officer